UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Trevi Systems Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 17, 2010

Is there a co-issuer? __X____ yes ______no. If yes,

Name of co-issuer
Trevi Investors, LLC

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of Organization: April 23, 2024

Website of co-issuer: N/A

Physical address of issuer
1500 Valley House Drive, Suite 130, Rohnert Park, CA 94929

Website of issuer
https://www.trevisystems.com/

Name of intermediary through which the offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary

0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
8.5% of the amount raised, a $47,500 one-time activation fee, and a $12,000 monthly fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Common Shares

Target number of Securities to be offered
12,255

Price (or method for determining price)
$0.80 per share

Target offering amount
$10,000.08

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)
$4,999,999.20

Deadline to reach the target offering amount
December 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
20

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 24, 2024

Trevi Systems Inc.

Up to $4,901,960 in Common Shares
plus an aggregate $98,039.20 in Transaction Fees

Trevi Systems Inc., ("Trevi", the "Company," "we," "us", "Issuer" or "our"), is offering up to $4,901,960 in common shares (the "Securities"), combined with an investor fee of 2% per investment transaction ("Investor Fee"), totaling up to $98,039.20. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $10,000.08 (the "Target Amount"), which includes an investor fee of 2%. This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by December 31, 2024 (the "Target Date"). The investment will be made through Trevi Investors LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 31, 2024 will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 31, 2024. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Securities that can be purchased is $1,020.00 (1,250 shares plus the 2% Investor fee) per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. Additionally, investors will be required to pay the Investor Fee to the Company to help offset transaction costs equal to two percent (2%) per investment (which may be capped or waived by the Company, in its sole and absolute discretion). The Investor Fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Perks
Certain investors in this Offering are eligible to receive bonuses, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional securities for their purchase.

Time-Based Perks

Investors that invest any amount in the first 60 days[1] from commencement of this offering will receive the following Bonus amount:

- First 30 days - 10% bonus; OR
- Next 30 days - 5% bonus

[1] "First 30 days" begins on the day this offering is launched (the "Launch Date"), and ends at 11:59 pm Eastern Daylight Time ("EDT") (04:59 am Coordinated Universal Time ("UTC") on the 30th day following the Launch Date. The "Next 30 days" begins at the conclusion of the First 30 Days, and ends at 11:59 pm Eastern Daylight Time ("EDT")(04:59 am Coordinated Universal Time ("UTC") on the 60th day following the Launch Date.

Investors in this Offering can also earn additional perks if they invest above a certain dollar amount.

- $1,000+ - Investor SWAG Package
- $5,000+ - 5% bonus shares
- $10,000+ - 10% bonus shares
- $100,000+ - 20% bonus shares

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

Trevi designs, builds and operates desalination plants using renewable energy to treat and desalinate water using its patented forward osmosis technology. In addition to desalination, the Company minimizes waste brine streams and extracts valuable minerals from the brine.

Strategy and Product

The Company's flagship product is its forward osmosis desalination system. Trevi's system incorporates its proprietary membrane, thermo-responsive draw solution and thermo-responsive draw separation process, to treat brine concentration beyond what current technologies commercially offer, using low carbon energy sources to do so. The Company will sell its systems to end customers for small scale applications, but for larger applications will either build and operate the plants, selling minerals and/or water, or partner with larger companies to do so, while receiving royalties based on production rates.

Competitors and Industry

The Company is in the general water desalination sector, with a specific emphasis on brine minimization and resource recovery. The Company's target markets include industrial wastewater treatment, zero liquid discharge, minerals recovery and seawater and brackish water desalination. Trevi's competition includes traditional reverse osmosis offerings and incumbent companies claiming to have forward osmosis technologies that are either in development or "available soon". Compared with its peer group, Trevi believes its solution offers better and more cost-effective results in its target markets. The Company is also unique amongst its competitors in combining resource recovery with renewable energy.

THE TEAM

Officers and Directors:

Name: John Webley

John Webley's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

- Position: Founder, Director, Chairman and CEO
- Dates of Service: December 2010 - Present
- Responsibilities: John is Trevi's founder and CEO

With his two co-founders, John grew Advanced Fibre to 500 people and a market capitalization of $6 billion in 1999. Advanced Fibre was a telecommunications company enabling high speed services over copper. John left Advanced Fibre, to found Turin Networks, an optical networking company, in 2000. After resigning from Turin and its subsequent sale to Dell for $700mm, he served as CEO of PAX Streamline (a Khosla Ventures funded bio-mimicry company) for two years. John then founded Innovative Labs, LLC to commercialize early stage technologies in air purification and dehumidification (still active). John founded Trevi Systems in 2010 to commercialize a promising forward osmosis water purification technology. Trevi Systems currently employs 25 people and has just commenced revenue shipments of its products. John's engineering background extends over 40 years in electrical, mechanical and chemical engineering. John received a B.S.E.E. and an M.S.E.E. from the University of Stellenbosch, South Africa in 1985 and an honorary Doctorate of Science from Sonoma State University. He served in the South African military and spent 14 months in Antarctica performing upper atmospheric physics experiments.

Name: Michael Greene

Positions and offices currently held with the Issuer:

- Position: Vice President Engineering
- Dates of Service: Dec 2010 - Present
- Responsibilities: Michael is Trevi's VP of Engineering

Michael Greene is a seasoned expert in product development and manufacturing systems with a career spanning over 30 years. His expertise in Design for Manufacturing has seen him manage and launch high-volume production systems across four continents. Michael's proficiency in Lean Manufacturing, Six Sigma, and Continuous Improvement principles has been instrumental in his roles. His career includes developing automotive air-conditioning systems for General Motors and Delphi Automotive Systems, followed by leading production system development at Trimble Navigation, LTD. Michael's collaboration with John Webley began at PAX Streamline, focusing on energy-efficient air-conditioning technologies, and continued at Innovative Labs with air purification products. Since 2013, he has been integral to Trevi Systems, advancing forward osmosis water purification systems. Michael holds a B.S. in Mechanical Engineering from Kettering University and an M.S. in Computer Engineering from Wright State University

Name: Igor Kiryakin

Positions and offices currently held with the Issuer:

- Position: Chief Technology Officer
- Dates of Service: June 2011 - Present
- Responsibilities: Igor is Trevi's CTO.

Igor Kiryakin brings over four decades of expertise in water desalination and conditioning technologies and industrial water systems design. A graduate with a Master's Degree in Chemical Engineering from the University of Chemical Technology of Russia, he has a distinguished academic background with a PhD dissertation focused on enhancing water quality in the food/beverage industry. Igor's extensive experience includes the design and implementation of 200+ industrial water purification systems in many parts of the world, which includes Silicon Valley, Europe, Middle East, Central Asia, Far East. His professional history encompasses roles in developing new disruptive technologies such as Forward Osmosis (FO), Pressurized Forward Osmosis (PFO), Electrodialysis Metathesis (EDM), Liquid/Liquid Extraction. Implementation of conventional water technologies is a big part of Igor's responsibilities. The list includes RO, NF, UF, IX. An extensive effort is focused on sustainability of water technologies by integrating renewable sources of energy, such as Solar, Solar Thermal, Waste Heat, etc.

Name: Michelle Kim

Positions and offices currently held with the Issuer:

- Position: Financial Controller
- Dates of Service: February 2021- Present
- Responsibilities: Michelle is Trevi's FC.

Michelle Kim is a Certified Public Accountant in California with over 25 years of experience in accounting, auditing, and taxation. She holds masters' degrees in accounting from Golden Gate University in San Francisco, and Food Microbiology from Korea University in Seoul, Korea. She has worked for public accounting firms for 15 years, performing financial audits and OMB Circular A-133 audits (Single Audit) for educational institutes, government agencies, nonprofit organizations and for-profit companies, including PG&E, East Bay MUD, Peralta Community College, and California State University Hayward. More recently she has worked for tech companies and start-ups. At Trevi Systems she oversees the departments of Accounting, Finance and Human Resources,

Name: Shan Yong

Positions and offices currently held with the Issuer:

- Position: Vice President Business Development
- Dates of Service: November 2023 - Present
- Responsibilities: Shan is Trevi's VP of Business Development

Shan has more than 20 years of experience in business development, innovation, and technology/project management roles globally. She has worked with global water technology conglomerates like Veolia Water and Technologies North America, SembCorp Industries Singapore, SafBon Shanghai as well as local and international startups like Aquafortus, BioLargo, and zNano. She is also on the team at Diamond Gold Investors, a Nevada based family office. She spent a few years with a non-profit organization formerly known as Fraunhofer USA Center for Energy Innovation, now known as Connecticut Center for Applied Separations Technology. Dr. Yong earned her Ph.D., MS, and MA degrees in Chemical and Environmental Engineering from Yale University, a Master of Civil and Environmental Engineering from MIT, and a BA in Environmental Engineering from Univ of Illinois Urbana Champaign. She is an established author with around 1000 citations on her high impact research papers in the field of Forward Osmosis

Name: Rebecca Green

Positions and offices currently held with the Issuer:

- Position: Director
- Dates of Service: June 2021 - Present

Rebecca Green has led a successful career in business management, new ventures, and non-profit leadership. Rebecca received a BA in History at U.C. Berkeley and an MBA from the Tuck School of Business at Dartmouth. Her career has included the analysis of markets for new communications technologies, including cell phones in the early 1980s, and a 13-year stint Hewlett Packard, where she led the team that created HP's first web-based store for personal computers and peripherals. Rebecca subsequently led the successful capital campaign and effort to restore the landmark Conservatory of Flowers in San Francisco, and she created and manages an award-winning winery in Sonoma County. At Trevi Systems Rebecca brings her extensive business background and experience in bringing new products to markets.

Name: Thomas Birdsall

Positions and offices currently held with the Issuer:

- Position: Director
- Dates of Service: Jan 2011 - Present

Tom has a rich background in environmental policy and regulation, management and corporate governance. With an AB in Economics from U.C. Berkeley and a Masters in Public Policy from Harvard's Kennedy School of Government, his career started with 18 years in environmental consulting, notably with the U.S. Environmental Protection Agency's headquarters in Washington, D.C. and regional offices around the country, and then with numerous large corporations. Following his career in environmental policy, Tom founded Sonoma Mountain Group, focusing on diverse non-profit and investment endeavors. In the business sector, he is known for his expertise in hotel development and management, and he has invested in innovative technology companies like Advanced Fibre Communications and Enphase Energy. At Trevi Systems, Tom brings substantial expertise and insights, playing an important role in steering the company towards original solutions in low-energy and carbon free water purification technologies. His leadership and experience are integral to Trevi's commitment to environmental sustainability and technological advancement

Name: Yoshikazu Shiotani

Yoshikazu Shiotani

Positions and offices currently held with the Issuer:

- Position: Director
- Dates of Service: July 2021 - Present

Yoshi-shan is an accomplished professional with a distinguished career at ITOCHU Plantech Inc. in Tokyo, Japan. Since April 2024, he has served in the Global Business Group, focusing on advancing water-related initiatives. Previously, from April 2020 to March 2024, he was the General Manager of the Power, Water & Environment Project Unit within the Global Business Group, overseeing diverse projects such as coal-fired, combined cycle, and geothermal power plants, alongside spearheading innovative water-related technologies. His career at ITOCHU Plantech Inc. spans decades, where from March 2005 to March 2019, he played a pivotal role in the Overseas Business Development Group, notably establishing a joint venture in Saudi Arabia and securing strategic partnerships for wastewater treatment systems. Yoshi's leadership also extended to serving as an external board director for the Saudi joint venture and as an external auditor for the Japan Desalination Association, underscoring his commitment to industry excellence and global business innovation.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

A "going concern" note is included in the financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability. The accompanying consolidated financial statements have been prepared on a going

concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has limited working capital and liquid assets relative to its operating cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

No assurance can be given that the Company will be successful in its efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Uncertain Risk.
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering securities in the amount of up to $4,999,99920 (incl. transaction fees) in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Investors in the company's Common Stock have assigned their voting rights.
In order to subscribe to shares of Common Stock in this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the Company's CEO. This irrevocable proxy will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO, which may never happen.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

The amount raised in this offering may include investments from Company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make the best decision for the Company.
You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. You will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
If we have already reached our target amount, we may request that the intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition.
We compete with larger, established companies who may have more resources to succeed. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing or sourcing and marketing competing equivalent products earlier than us, or superior products than those sold by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other

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suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company's future success is dependent on the continued service of a small executive management team.
The Company depends on the skill and experience of John Webley. The Company's success is dependent on his ability to manage all aspects of the business effectively. Because the Company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the Company's ability to manage and grow its business effectively. The Company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the Company would have no way to cover the financial loss if it were to lose the services of any of its directors or officers.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

There is no current market for any shares of the Company's stock.
There is no formal marketplace for the resale of the Company's securities. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. The Company has no plans to list any of its shares on any OTC or similar exchange.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Using a credit card to purchase securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Security Holders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party

payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: "Credit Cards and Investments - A Risky Combination," which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.
If you eventually sell the stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our stock for you (and many brokers refuse to hold securities issued under Regulation CF) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Common Stock.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period.
Regulation Crowdfunding securities are subject to a 12-month lock-up period, and therefore securities in this offering cannot be traded on a public exchange during this time. This will still apply to the Regulation Crowdfunding securities that are converted into publicly traded shares should such an event take place during such 12-month period.

Damage to our reputation could negatively impact our business, financial condition, and results of operations
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The inability of any supplier, third-party distributor, or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.
We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We rely on various intellectual property rights in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or circumvented, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position, or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such

as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Rising labor, shipping delays and shipping/material cost inflation pose a risk to our margins
We rely on skilled labor to create our products, which may adversely impact our margins as our business grows or ultimately inhibit business growth altogether. Changes in in the costs of materials may also negatively impact our margins. Increased shipping/insurance costs and shipping delays due to geo-political tensions globally might also affect our margins and ability to deliver on time. Trevi does its best to manage long lead sales times and the project risk from large construction and development expensive projects funded by governments or quasi governmental entities with deliberative decision-making processes but at times, the pace at which these entities operate are not within Trevi's control. Trevi also sources some components in our system from China and Japan and while we do our best to manage supply chain issues and costs, at times, this is out of our control and also dependent on the geopolitical climate, with additional tax hikes possible which could affect our margin.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table sets forth information regarding principal security holders as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned (Fully Diluted)	Type of Security Owned	% of Voting Power fully diluted
John and Jennifer Webley Family Trust	21,112,263	Common Stock, Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred	14.73%
WG Investments LLC	18,900,844	Series D Preferred	12.59%

The Company's Securities

The Company has authorized the following securities:
- Common Stock: 158,000,000 shares
- Preferred Stock: 102,000,000 shares, divided as follows (with the remaining shares yet undesignated)
  - Series A Preferred Stock: 3,000,000 shares
  - Series B Preferred Stock: 6,000,000 shares
  - Series C Preferred Stock: 3,000,000 shares
  - Series D Preferred Stock: 55,000,000 shares
  - Series E Preferred Stock: 35,000,000 shares

Common Stock

The number of securities authorized is 158,000,000 of which 28,876,279 are outstanding.

Voting Rights

Each holder of the Company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except as provided by law or by other provisions in the company's bylaws and articles of incorporation. The Company will have at least 5 directors on the board.

In this offering, the subscription agreement that investors will execute grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock sold in this offering. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Dividend Rights

The Company shall make no distribution to the holders of shares of Common Stock of the Company during any fiscal year of the Company until the Series E Preferred Dividends, the Series D Preferred Dividends, the Series C Preferred Dividends, the Series B Preferred Dividends and the Series A Preferred Dividends have been paid in full to the holders of Preferred Stock during that fiscal year.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, after the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining assets of the Company, if any, shall be distributed to the holders of the Common Stock pro rata (on an as converted to Common Stock basis)

Series E Preferred Stock

Voting Rights

Each holder of shares of Series E Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.

Dividend Rights

The holders of Series E Preferred Stock shall be entitled to receive annual dividends of six percent (6%) of the Series E original purchase price, out of any assets at the time legally available therefor, when, as and if declared by the Board of Directors.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series E Preferred Stock shall be entitled to receive, out of the assets of the Company, the Series E original purchase price plus an amount equal to all declared and unpaid dividends thereon, if any, to the date that payment is made, before any payment shall be made or any assets distributed to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Common Stock.

If upon the liquidation, dissolution or winding up of the Company, the assets to be distributed among the holders of the Series E Preferred Stock are insufficient to permit the payment to such holders of the full Series E liquidation preference for their shares, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series E Preferred Stock in proportion to the aggregate Series E liquidation preference each such holder is otherwise entitled to receive.

Series D Preferred Stock

Voting Rights

Each holder of shares of Series D Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.

Dividend Rights

The holders of Series D Preferred Stock shall be entitled to receive annual dividends of six percent (6%) of the Series D original purchase price, out of any assets at the time legally available therefor, when, as and if declared by the Board of Directors. No distributions shall be paid on any Series D Preferred Stock during any fiscal year of the Company until the Series E Preferred dividends have been paid in full to the holders of Series E Preferred Stock during that fiscal year.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series D Preferred Stock shall be entitled to receive, out of the assets of the Company, the Series D original purchase price plus an amount equal to all declared and unpaid dividends thereon, if any, to the date that payment is made, before any payment shall be made or any assets distributed to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Common Stock.

If upon the liquidation, dissolution or winding up of the Company, the assets to be distributed among the holders of the Series D Preferred Stock are insufficient to permit the payment to such holders of the full Series D liquidation preference for their shares, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series D Preferred Stock in proportion to the aggregate Series D liquidation preference each such holder is otherwise entitled to receive.

Series C Preferred Stock

Voting Rights

Each holder of shares of Series C Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.

Dividend Rights

The holders of Series C Preferred Stock shall be entitled to receive annual dividends of eight percent (8%) of the Series C Original Purchase Price, out of any assets at the time legally available therefor, when, as and if declared by the Board of Directors. No Distributions shall be paid on any Series C Preferred Stock during any fiscal year of the Company until the Series E Preferred Dividends and Series D Preferred Dividends have been paid in full to the holders of Series E and Series D Preferred Stock during that fiscal year.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series C Preferred Stock shall be entitled to receive, out of the assets of the Company, the Series C Original Purchase Price plus an amount equal to all declared and unpaid dividends thereon, if any, to the date that payment is made, before any payment shall be made or any assets distributed to the holders of Series A Preferred Stock, Series B Preferred Stock, or Common Stock.

If upon the liquidation, dissolution or winding up of the Company, the assets to be distributed among the holders of the Series C Preferred Stock are insufficient to permit the payment to such holders of the full Series C Liquidation Preference for their shares, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series C Preferred Stock in proportion to the aggregate Series C Liquidation Preference each such holder is otherwise entitled to receive.

Series B Preferred Stock

Voting Rights

Each holder of shares of Series B Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.

Dividend Rights

The holders of Series B Preferred Stock shall be entitled to receive annual dividends of eight percent (8%) of the Series B Original Purchase Price, out of any assets at the time legally available therefor, when, as and if declared by the Board of Directors. No Distributions shall be paid on any Series B Preferred Stock during any fiscal year of the Company until the Series E Preferred Dividends, Series D Preferred Dividends, and Series C Preferred Dividends have been paid in full to the holders of Series E, Series D, and Series C Preferred Stock during that fiscal year.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Company, the Series B Original Purchase Price plus an amount equal to all declared and unpaid dividends thereon, if any, to the date that payment is made, before any payment shall be made or any assets distributed to the holders of Series A Preferred Stock or Common Stock.

If upon the liquidation, dissolution or winding up of the Company, the assets to be distributed among the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full Series B Liquidation Preference for their shares, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock in proportion to the aggregate Series B Liquidation Preference each such holder is otherwise entitled to receive.

Series A Preferred Stock

Voting Rights

Each holder of shares of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.

Dividend Rights

The holders of Series A Preferred Stock shall be entitled to receive annual dividends of eight percent (8%) of the Series A original purchase price, out of any assets at the time legally available therefor, when, as and if declared by the Board of Directors. No distributions shall be paid on any Series A Preferred Stock during any fiscal year of the Company until the Series E Preferred dividends, Series D Preferred dividends, Series C Preferred dividends, and Series B preferred dividends have been paid in full to the holders of Series E, Series D, Series C, and Series B Preferred Stock during that fiscal year.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, out of the assets of the Company, the Series A original purchase price plus an amount equal to all declared and unpaid dividends thereon, if any, to the date that payment is made, before any payment shall be made or any assets distributed to the holders of Common Stock.

If upon the liquidation, dissolution or winding up of the Company, the assets to be distributed among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full Series A liquidation preference for their shares, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the aggregate Series A liquidation preference each such holder is otherwise entitled to receive.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, transfers are subject to contractual restrictions under the Operating Agreement of the Co-Issuer, and pursuant to the Company's Investor Rights Agreement, Right of First Refusal Agreement, and Voting Agreement in the event investors in the offering become direct holders of the Company's securities.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Series E Preferred Stock
Final amount sold: $10,287,169
Use of proceeds: Used for completion of the DOE NELHA Hawaii Pilot (50% capex match), Facility expansion – manufacturing plant buildout, headcount increase - 8 in engineering, 3 in marketing, Zero liquid discharge technology development and patenting.
Date: September 10, 2021
Offering exemption relied upon: Regulation D

Type of security sold: stock option grants and issuances of common stock issuable upon exercise of stock options
Final amount sold: $67,832.06
Use of proceeds: general corporate purposes
Date: July 31, 2021 – June 18, 2024
Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Trevi Systems is a technology startup that has spent heavily on product development and field trials since its inception. As such, it has operated at a loss since its formation, raising $31milion to date to fund operations to fund product development and trials. Trevi's large DOE Hawaii trial required a 50% match in capital expenditure, as did earlier trials with Masdar and Kuwait. Trevi is expected to continue losing money as it seeks to expand operations to address upcoming opportunities in mining, agriculture and with industrial clients through 2026. Heavy investment in people and inventory expansion during this period are the primary reason for the continuing loss projected. The company plans to pivot its business model away from equipment sales to selling water or brine minimization under long term contracts. This approach will be financed using project finance instead of equity to minimize shareholder dilution. No assurances can be given that this pivot in our business model will be successful or that Trevi will obtain such project financing. Trevi is also focusing going forward on resource recovery and brine concentration, rather than selling seawater desalination systems. The incumbent technology, reverse osmosis, sets a low price point is now widely commoditized and desalination projects awarded based solely on low price rather than on environmental footprint. Trevi's financial forecasts are built on a revenue model with projections of system size and anticipated timing obtained from discussions with customers. The water sector is notoriously slow in project development, primarily due to regulatory delays. Although Trevi has taken a conservative view of potential revenue from these projects, no assurance can be made as to the timing and potential for being awarded the projects in its forecasts. Trevi's forecast model has been built to accommodate shortfalls in revenue as a result of project delays. Sales force expansion is one key deliverable after funding to provide accurate information to the forecast model going forward. Another key deliverable post financing is investment in financial management tools for procurement, order entry and factory automation. Trevi will adjust its expansion plans in step with project order entry to ensure it does not expand ahead of the opportunity.

The consolidated financial statements and independent auditors report for 2022 by Cambaliza McGee LLP shows Trevi with an ending cash balance of $1,779,478 as of Dec 31st, 2022. Income for the period was $874,731 and recorded assets of $3,192,681. Liabilities were $8,730,476, the majority of which was in the form of notes payable to WG Investments and to its CEO. For the full year, Trevi recorded a loss from operations of $3,313,421, a significant portion of which allocated to the 50% match share incurred on its Hawaii project, ongoing product development and facility expansion. The company also invested heavily in 2022 in developing its zero liquid discharge technologies as it started the pivot towards resource recovery and brine concentration.

The consolidated financial statements and independent auditors report for 2023 by Cambaliza McGee LLP shows Trevi with an ending cash and accounts receivable balance of $683,540 as of Dec 31st, 2023. Income for the period was $877,212 which consisted of grant revenue of $357,212 and new project revenue of $520,000. New projects which started in 2023 were a large, produced water project in Oman, Lithium exploration at the Salton Sea as well as consulting revenue for a large Nickel mine in Minnesota. Revenue from these projects is expected to increase in 2024 due to the early project preparatory work done in 2023. Liabilities rose from the previous period to $11,301,285, primarily due to the issuance of new convertible notes of $3,122,500 associated with the Series F round. These notes, from existing Trevi shareholders, have the option of converting into the series F round, being repaid or converting into the prior round should a series F round not be completed (as for example an acquisition). During 2023 Trevi built a large manufacturing facility in Santa Rosa, approximately 15 miles from its current headquarters. This facility enabled Trevi to fulfill new orders in 2024 for the manufacture of containerized systems. Equipment, leasehold improvements and staffing expenses were incurred during this manufacturing expansion phase contributing to its 2023 loss.

Although Trevi incurred substantial losses in 2022 and 2023, primarily due to its re-investment in resource recovery, brine concentration technologies and manufacturing expansion, prospects to monetize these investments in new product developments in 2024 have already paid dividends. Trevi signed a contract for $9,597,974 mm with the foreign offset agency of Kuwait in early 2024, (its largest contract to date), for a desalination plant driven by waste heat from a gas turbine engine. For this project, Trevi will use polymeric heat exchangers developed during 2022 and 2023, developed with the aid of a specialized extrusion machine installed early in 2022. In addition, two containers were built at its new facility for revenue shipment to the oilfields in Oman, as well as starting construction of 3 more systems under two new DOE grants totaling $1,7mm received in 2024. Consulting on the Nickel mine resource, a project estimated at over $30mm to Trevi, is well under way as well. The Kuwait project and grant revenue alone is sufficient to drive the company into a cash flow positive run-rate if it does not continue its expansion plans. The $5mm series F raise will allow the company to expand its staffing, add financial management resources and expand its sales force to address a growing list of customers in its pipeline. Its past two years of financial losses should be seen as an investment into technologies demanded by its customer base as the US seeks to gain independence in critical minerals from foreign suppliers.

USE OF PROCEEDS

If we raise the Target Offering Amount of $10,000.08 we plan to use these proceeds as follows:

- DealMaker Fees – 100%

If we raise the maximum amount of $4,999,999.20, we plan to use these proceeds as follows:

- DealMaker Platform Fees – 10%
- Headcount Expansion – Sales & Marketing – 18%
- Headcount Expansion – Manufacturing – 13%
- Headcount Expansion – Field Service – 9%
- Inventory Purchasing – 18%
- Acquisition of Fixed Assets – 9%
- Manufacturing expansion – 10%
- Leasehold Improvements – 4%
- Patent Prosecution – 9%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require Company approval before any transfer may be made.

Currently, no market exists for the securities.

OTHER INFORMATION

Bad Actor Disclosure

None

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, DealMaker Securities will receive a $47,500 one-time activation fee, and a $12,000 monthly fee. The Company shall levy a two percent (2%) ancillary fee ("Transaction Fee") payable by Purchasers. Intermediary will receive a commission on the Transaction Fee.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30 each year.

Once posted, the annual report may be found on the Company's website.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at invest.trevisystems.com

INVESTMENT PROCESS

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The fees owed to DealMaker Securities regarding the offering are activation fees of $47,500, monthly subscription fees of $12,000, and 8.5% cash fees from all gross proceeds raised, including the Investor Fee.

Special Purpose Vehicle

As an investor in this Offering, you will be purchasing membership interests in Trevi Investors LLC (i.e. the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached as an Exhibit to this Offering Memorandum. The Company formed Trevi Systems LLC to serve as a Crowdfunding Vehicle as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), to facilitate the offering of the Company's securities via Regulation CF.

Rule 3a-9 and the SPV's Operating Agreement require the SPV to be spend all money received to acquire securities of the Company and requires the Company to reimburse all expenses of SPV, including (but not limited to) expenses associated with its formation, operation, or winding up of the Company, expenses associated with the payment of professionals to conduct SPV business, and indemnification payments due from the SPV.

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier date/time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to a Target Date (or an earlier expedited Target Date), the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Investment Cancellations: Investors will have up to 48 hours prior to the end of earlier of the Target Date or expedited Target Date (the "offering period") to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date to a new offering deadline ("Offering Deadline"), investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply. The Investor Fee will be applied towards these limits.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.trevisystems.com

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/

_____

(Signature)

NAME

_____

(Name)

TITLE

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

_____

(Signature)

NAME

_____

(Name)

TITLE

_____

(Title)

DATE

_____
(Date)

/s/

_____
(Signature)

NAME

_____
(Name)

TITLE

_____
(Title)

DATE

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.